

Halo Securities, LLC
Financial Statements and Supplemental Material

Year Ended December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69655

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Halo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Jackson Blvd. Suite 1800
                                   (No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Belka	312-550-5373	tom.belka@haloinvesting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                    (Name – if individual, state last, first, and middle name)

155 N Upper Wacker Dr. #2000	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Belka _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Halo Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CFO

_____
Notary Public

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*




haloinvesting.com

Table of Contents



Ernst & Young LLP
155 N Wacker Drive
Chicago IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Managers of Halo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Halo Securities, LLC (the Company) as of December 31, 2023, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

March 29, 2024


Halo Securities, LLC
Statement of Financial Condition
Year Ended December 31, 2023

Assets

Cash	$ 5,530,264
Accounts receivable	3,229,078
Clearing deposit	100,000
Prepaid expenses	212,942
Related party receivables	47,683
Other	4,000
TOTAL ASSETS	**$ 9,123,967**

Liabilities & Members' Equity

Liabilities:	
Accounts payable	$ 125,674
Accrued compensation	1,022,141
Accrued expenses	391,286
Related party payables	2,470,328
Deferred revenue	17,070
Total Current Liabilities	4,026,499
Total Liabilities	**$ 4,026,499**
Members' Equity	**$ 5,097,468**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 9,123,967**

See accompanying notes.



Note 1 – Nature of Business and Summary of Significant Accounting Policies

Halo Securities, LLC (the "Company"), formerly Sentinus Securities, LLC, was formed on February 10, 2015 and is organized as a limited liability company in the State of Illinois. Effective February 16, 2017, the Company became registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a registered introducing broker dealer, the Company introduces transactions and accounts on a fully disclosed basis. For the year ended December 31, 2023, the Company's revenues were primarily generated through commission shares with another broker dealer, commission revenue earned from trades facilitated by the Company, and software licensing agreements.

In March 2018, in connection with the Amended and Restated Operating Agreement, the Company issued three classes of equity membership: Class A, Class B, and Class C. The Class A issuance amount was $100,000, and Class A Members are entitled to the voting rights of the Company, while Class B and Class C Members are not entitled to the voting rights. Upon liquidation, Class B and Class C Member receive distributions or allocations, as applicable, prior to Class A Members. Class B Business is defined as services to be substantially provided by the Class B Member, and Class C Business is defined as services to be substantially provided by the Class C Member. Each Class B and Class C net profit/net loss is determined by the respective member's services, and the Class B and Class C membership interest is computed based on respective net profit/net loss and member's capital contributions/distributions, as applicable.

For the year ended December 31, 2022, Sentinus Holdings, LLC ("Sentinus") was the sole member of the Class B, and Halo Investing, Inc. ("Halo") was the sole member of the Class C. Halo and Sentinus served as equal members of Class A. In November 2022, Halo acquired all of the membership interest of Class A, resulting in Halo as the sole member of Class A with voting rights of the Company. The Company operates two segments consisting of the Class B and Class C services. The Class B segment consists of the placement agent services, trailing insurance and marketing and distributions revenue areas. The Class C segment consists of the securities commissions, software licensing fees revenue and trailing insurance.

In July 2023, Halo signed an agreement to acquire the Class B membership interest from Sentinus. As of July 2023, Halo is now the sole member of Class A, Class B and Class C member's equity interests.

Income Taxes – The Company is organized as a limited liability company and taxed as a disregarded entity for U.S. federal and state income tax purposes. Accordingly, no provision for U.S. federal or state income taxes has been incurred.

Accounting principles generally accepted in the United States ("GAAP") require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2023, there were no



uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

To the extent the Company recognizes interest and penalties related to tax liabilities, they would be recorded as income tax expense in the statement of operations. The Company believes that it is subject to U.S. federal and state income tax examination for the years from 2021 through 2023.

Cash – The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. The Company did not hold any cash equivalents in 2023. In the normal course of business, the Company maintains its cash in three bank accounts in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Receivables – This primarily consists of commissions earned, but not yet received on the sale of financial products. An allowance for credit losses is recorded in the year such determination is made. Management did not consider an allowance for credit losses necessary at December 31, 2023.

Management Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards - No new accounting standards that are material to the Company were adopted during the year ended December 31, 2023. There are currently no new accounting standards not yet adopted that are material to the Company.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of December 31, 2023, the Company has net capital of $3,670,270 of which $3,401,837 was in excess of its required net capital of $268,433. The Company's ratio of aggregate indebtedness to net capital was 1.0971 to 1.0.

Note 3 – Related Party Transactions

In connection with the Expense Sharing Agreement, last amended as January 1, 2023 (effective January 1, 2023), the Company is allocated expenses related to various operational areas, including office space of Halo and management fee charges to the Company by Halo.



From January 1, 2023 until the July 2023 Class B member's equity transaction, a similar arrangement existed between the Company and Sentinus, LLC, a wholly owned subsidiary of Sentinus.

In addition to the Expense Sharing Agreement, Sentinus, LLC and Halo have agreed to facilitate payroll related expenses, including health insurance, employee benefits, 401(k) contributions, sales and marketing, and other expenses. These direct costs are paid by Sentinus, LLC and Halo and are reimbursed by the Company.

As of December 31, 2023, the amounts owed to Sentinus and Halo associated with the activities described above were $0 and $2,344,189, respectively. All amounts payable to Sentinus related to the above were settled as of the July 2023 Class B member's equity transaction, resulting in a $0 balance as of December 31, 2023.

From time to time, as part of its normal business operations, the Company may facilitate payment of expenses incurred by other Halo affiliated companies. As of December 31, 2023, the total receivable from Halo affiliates related to these payments was $47,683.

All intercompany balances are settled at least twice a year or as otherwise agreed by the parties and are non-interest bearing.

After the transfer of Class B membership interest in July 2023, the Company and Sentinus signed a revenue sharing agreement in which the Company would continue to facilitate broker-dealer transactions on behalf of Sentinus. The Company earns a commission on the broker-dealer transactions, and the remaining amount is due and payable to Sentinus. As of December 31, 2023, the amount owed to Sentinus associated with this agreement was $126,139.

Note 4 – Subsequent Events

The Company has evaluated subsequent events through March 29, 2024, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.